Exhibit 4.4

Fulcrum BioEnergy, Inc.

4900 Hopyard Road

Pleasanton, CA 94588

November 16, 2011

WM Organic Growth, Inc.

1001 Fannin Street, Suite 4000

Houston, TX 77002

Re:	Series C Preferred Stock Investment

Ladies and Gentlemen:

Reference is hereby made to that certain Second Amended and Restated Series C Preferred Stock Purchase Agreement, dated as of even date herewith (the “Equity Purchase Agreement”), by and among Fulcrum BioEnergy, Inc., a Delaware corporation (“Fulcrum” or the “Company”), WM Organic Growth, Inc., a Delaware corporation (“WMOG”) and subsidiary of Waste Management, Inc (“WMI”), and other investors identified therein.

This Letter Agreement (this “Side Letter Agreement”) is made by and among the Company, WMOG and WMI, on behalf of itself and on behalf of its consolidated subsidiaries, and is an integral part of the transactions contemplated by the Equity Purchase Agreement. Capitalized terms used in this Side Letter Agreement but not defined herein shall have the meaning assigned to them in the Equity Purchase Agreement.

1. Restrictions. During the period of time beginning upon the date hereof and ending upon the earlier of (a) the date that is two years from the date hereof, (b) the date upon which WMOG, any successor thereto, or WMI “beneficially owns” (as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) shares of the Company’s capital stock representing less than 2% of the then issued and outstanding capital stock of Fulcrum or (c) the date upon which any public announcement is made by a party, other than WMI, or any consolidated subsidiary of WMI, regarding the occurrence of, or intention to initiate or be involved in, an “Extraordinary Event” (as described in clauses (i) through (ix) below) (the “Standstill Period”), WMI, or any consolidated subsidiary of WMI, shall not, directly or indirectly, without the prior written consent of the Company:

(i) form, join, participate in or become a member of, a “group” (within the meaning of Rule 13d-5 under the Exchange Act) that is formed for the purpose of acquiring or voting any shares of the Company’s capital stock;

(ii) make, or actively participate in, any “solicitation” of “proxies” to vote (as such terms are used in Regulation 14A promulgated under the Exchange Act), become a “participant” in any “election contest” (as such terms are defined in the rules promulgated under the Exchange Act);

(iii) propose or otherwise submit any proposal for consideration by, or the vote of, stockholders of the Company;

(iv) make, effect, seek, offer, propose or actively participate in any take-over bid or tender or exchange offer for shares of the Company’s capital stock or merger, consolidation, share exchange or other business combination involving the Company or all or substantially all of the

Company’s assets, or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or all or substantially all of the Company’s assets (an “Extraordinary Transaction”);

(v) seek election to or seek to place representatives on Fulcrum’s Board of Directors (the “Board”) or seek the removal of any member of the Board;

(vi) call or seek to call any meeting or vote or action by written consent of the Company’s stockholders;

(vii) deposit any shares of the Company’s voting capital stock in a voting trust or subject any such shares to any arrangement or agreement with respect to the voting of such shares;

(viii) request the Company or any of its affiliates, directors, officers, employees, representatives, advisors or agents, directly or indirectly, to amend or waive in any material respect this Side Letter Agreement or the charter or the bylaws of the Company; or

(ix) actively encourage, assist, render advice or make any recommendation to any person to engage in any of the foregoing actions;

provided, however, that WMI and its consolidated subsidiaries shall not be prohibited from: (A) exercising the rights granted to WMOG under the Transaction Agreements (as such term is defined in the Equity Purchase Agreement), (B) voting, or granting a revocable proxy to vote, any shares of the Company’s capital stock it holds with respect to any matters brought before the Company’s stockholders for approval, including, without limitation, any events or actions described in this Section 1, (C) participating in any transactions contemplated by or relating to the Master Project Development Agreement to be entered into between WMOG and Fulcrum or any additional agreements related thereto, or (D) acquiring (at any time and in independent transactions effected by a broker and involving shares trading on a stock exchange) not more than 1% of the then outstanding issued and outstanding capital stock of the Company, so long as the aggregate acquisition of shares of the Company’s stock in connection with such transactions does not bring WMI’s beneficial ownership of such stock to more than 15% of the then outstanding issued and outstanding shares of the Company’s voting capital stock.

2. Third-Party Offer; Participation in Sale Process. (a) During the Standstill Period, notwithstanding the restrictions set forth in Section 1, at any time after the Company has received a Third Party Offer and prior to the withdrawal, if any, of such Third Party Offer (such period of time is referred to as the “Eligible Period”), WMI or consolidated subsidiary thereof may (i) submit a proposal to the Fulcrum Board for a Business Combination (as defined below) or (ii) commence a take-over bid or tender or exchange offer for at least a majority of the outstanding shares of the Company’s capital stock (a proposal, bid or offer referred to in clause (i) or clause (ii) being a “WMI Offer”). The Company hereby agrees that it will provide prompt notice to WMI of such Third Party Offer and that it shall not approve or enter into any binding agreement regarding such Third Party Offer for at least 20 business days following receipt by WMI of such notice. During the Eligible Period and until the conclusion or withdrawal of a WMI Offer if submitted or proposed during the Eligible Period, the restrictions set forth in Section 1 shall not be applicable to WMI or any affiliates thereof. Following submission or commencement of a WMI Offer, such WMI Offer may be amended and/or consummated notwithstanding the restrictions set forth in Sections 1. As used herein, the term “Third Party Offer” means (A) a bona fide take-over bid or tender or exchange offer that is reasonably capable of being financed, all as determined in good faith by the Board, and, if applicable, for which a Schedule 14D-1 (or equivalent) filing has been made with the Securities and Exchange Commission (the “Commission”) pursuant to Regulation 14D (or successor provision) by any person or group (within the meaning of the rules under the Exchange Act) to acquire at least a majority of the shares of the then outstanding shares of the Company’s capital stock or (B) a proposal for the merger, amalgamation or other business combination of the Company with or into any other person, including an acquisition of all or substantially all of the Company’s assets (collectively, a “Business Combination”) that is made to the Board. The Board shall make its determination as to whether a third party offer is bona fide and reasonably capable of being financed within ten business days of receipt of such Third Party Offer.

(b) In the event that the Company determines to initiate a confidential auction process or otherwise solicit proposals for a formal take-over bid, tender or exchange offer or Business Combination of the Company (“Auction Process”), the Company shall invite WMI to submit a WMI Offer and otherwise participate in such process on the same terms and conditions as any other participants invited to submit a proposal or offer in the Auction Process.

(d) Without limiting the generality of the foregoing, the restrictions set forth in Section 1 shall remain in full force and effect, to the extent the Standstill Period is still in effect, except as expressly modified by the foregoing and shall resume in full force and effect without such modification (i) following the withdrawal of a Third Party Offer if no WMI Offer has been submitted or commenced prior to such withdrawal, (ii) following the withdrawal of a WMI Offer, if a WMI Offer has been submitted or commenced prior to the withdrawal of a Third Party Offer, or (iii) following the written notice by the Company to WMI of the withdrawal of an Auction Process.

3. Stop-Transfer Instructions. WMI agrees that, in order to ensure that WMI does not acquire any securities of the Company in contravention of the standstill restrictions imposed by Section 1 of this Side Letter Agreement, the Company may issue appropriate “stop-transfer” instructions to its transfer agent, if any, and if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records. The Company will not be required (a) to transfer on its books any securities that have been acquired in violation of the standstill restrictions imposed by Section 1 of this Side Letter Agreement or (b) to treat WMI (and/or its affiliates) as owner of such securities, or to accord WMI (and/or its affiliates) the right to vote or receive dividends.

4. Specific Performance. Each party to this Side Letter Agreement acknowledges and agrees that any breach by either of them of this Side Letter Agreement shall cause the other party irreparable harm which may not be adequately compensable by money damages. Accordingly, in the event of a breach or threatened breach by a party of any provision of this Side Letter Agreement, each party shall be entitled to seek the remedies of specific performance, injunction or other preliminary or equitable relief, without having to prove irreparable harm or actual damages or posting a bond. The foregoing right shall be in addition to such other rights or remedies as may be available to any party for such breach or threatened breach, including but not limited to the recovery of money damages.

5. Costs of Enforcement. If any party to this Side Letter Agreement seeks to enforce its rights under this Side Letter Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys’ fees.

6. Amendment and Waiver. No amendment, modification, termination or cancellation of this Side Letter Agreement shall be effective unless it is in writing signed by the Company, WMOG and WMI. No waiver of any of the provisions of this Side Letter Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

7. Entire Agreement. This Side Letter Agreement and the documents referenced herein set forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the Company and WMI, including but not limited to the letter of intent dated August 30, 2011 between Fulcrum and WMOG.

8. Assignment. This Side Letter Agreement may not be transferred or assigned (whether by operation of law or otherwise) by either party without the prior written consent of the other party.

9. Severability. In case any one or more of the provisions contained in this Side Letter Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Side Letter Agreement, and such invalid, illegal or unenforceable provision shall be reformed and construed so that it will be valid, legal and enforceable to the maximum extent permitted by law.

10 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by commercial messenger or courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Company, to:

Fulcrum BioEnergy, Inc.

4900 Hopyard Road

Pleasanton, CA 94588

Attention: Rick Barraza

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

405 Howard Street

San Francisco, CA 94105

Attn: Karen Dempsey

(b)	if to WMI, to:

WM Organic Growth, Inc.

1001 Fannin Street, Suite 4000

Houston, TX 77002

Attention: Joseph L. Vaillancourt

with a copy (which shall not constitute notice) to:

(i) the General Counsel at the same address above; and

(ii) Stinson Morrison Hecker LLP

1201 Walnut Street, Suite 2900

Kansas City, MO 64106

Attn: Jack Bowling

11. Miscellaneous. This Side Letter Agreement shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware. The parties (a) irrevocably and unconditionally submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Side Letter Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Side Letter Agreement except in the Court of Chancery of the State of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Side Letter Agreement or the subject matter hereof may not be enforced in or by such court. This Side Letter Agreement may be executed in one or more counterparts, which shall together constitute one agreement.

12. Termination. This Side Letter Agreement shall terminate automatically at the end of the Standstill Period.

[Signature Pages Follow]

Please indicate your agreement to the terms of this Side Letter Agreement by executing the acknowledgement and agreement below and returning an executed copy to Fulcrum.

Very truly yours,

FULCRUM BIOENERGY, INC.

/s/ E. James Macias
Name: E. James Macias
Title: President and Chief Executive Officer

Acknowledged and agreed,

as of the date first written above:

WM ORGANIC GROWTH, INC.

/s/ Carl Rush
Name: Carl Rush
Title: President

WASTE MANAGEMENT, INC.

/s/ Carl Rush
Name: Carl Rush
Title: Senior Vice President – Organic Growth

[Signature Page to Equity Side Letter Agreement]